

September 8, 2020

Prithvi S. Gandhi
Interim Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

        Re: Owens Corning
             Form 10-K for the Period Ended December 31, 2019
             Filed February 19, 2020
             Form 10-Q for the Period Ended June 30, 2020
             Filed July 29, 2020
             File No. 001-33100

Dear Mr. Gandhi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Impairment of Assets, page 48

1.   We note you recorded a non-cash impairment charge of $944 million in the first quarter of 2020 related to goodwill allocated to your Insulation reporting unit. We also note this reporting unit has goodwill of $514 million remaining and there continues to be uncertainty surrounding the macroeconomic factors for the reporting unit that increase the likelihood of an additional future impairment. In order to allow investors to more fully assess the estimates and assumptions underlying the impairment analysis you performed, please revise future filings to quantify the most significant assumptions used in your analysis and disclose and discuss the potential impact of changes in those assumptions on

the estimated fair value of this reporting unit.

2.   We note you recorded a non-cash impairment charge of $43 million in the first quarter of 2020 related to certain indefinite-lived trademarks and trade names used by your Insulation segment. Please revise future filings to address the following, to the extent applicable and material:
   • Quantify the remaining carrying values of the trade name and trademark you impaired; and
   • Quantify the carrying values of intangible assets in your Insulation segment and Composites segment that are at increased risk for future impairment.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if you have any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing